FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 26, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2024 (unaudited)
	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Interest receivable	12,290	9,482
Interest payable	(6,882)	(3,756)
Net interest income	5,408	5,726
Fees and commissions receivable	1,567	1,459
Fees and commissions payable	(348)	(315)
Trading income	350	418
Other operating income	157	439
Non-interest income	1,726	2,001
Total income	7,134	7,727
Staff costs	(2,147)	(2,005)
Premises and equipment	(579)	(570)
Other administrative expenses	(823)	(871)
Depreciation and amortisation	(508)	(469)
Operating expenses	(4,057)	(3,915)
Profit before impairment losses	3,077	3,812
Impairment losses	(48)	(223)
Operating profit before tax	3,029	3,589
Tax charge	(801)	(1,061)
Profit from continuing operations	2,228	2,528
Profit/(loss) from discontinued operations, net of tax	11	(108)
Profit for the period	2,239	2,420

Attributable to:
Ordinary shareholders	2,099	2,299
Paid-in equity holders	129	121
Non-controlling interests	11	-
	2,239	2,420

Earnings per ordinary share - continuing operations	24.1p	25.4p
Earnings per ordinary share - discontinued operations	0.1p	(1.1p)
Total earnings per share attributable to ordinary shareholders - basic	24.2p	24.3p
Earnings per ordinary share - fully diluted continuing operations	23.9p	25.2p
Earnings per ordinary share - fully diluted discontinued operations	0.1p	(1.1p)
Total earnings per share attributable to ordinary shareholders - fully diluted	24.0p	24.1p

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2024 (unaudited)
	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Profit for the period	2,239	2,420
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	(60)	(64)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(26)	(4)
FVOCI financial assets	(33)	30
Tax	44	7
	(75)	(31)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	41	53
Cash flow hedges (1)	121	(734)
Currency translation	(42)	(469)
Tax	(57)	127
	63	(1,023)
Other comprehensive losses after tax	(12)	(1,054)
Total comprehensive income for the period	2,227	1,366

Attributable to:
Ordinary shareholders	2,087	1,245
Paid-in equity holders	129	121
Non-controlling interests	11	-
	2,227	1,366

(1)     Refer to footnote 3 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 30 June 2024 (unaudited)
	30 June	31 December
	2024	2023
	£m	£m
Assets
Cash and balances at central banks	115,833	104,262
Trading assets	45,974	45,551
Derivatives	67,514	78,904
Settlement balances	6,260	7,231
Loans to banks - amortised cost	5,974	6,914
Loans to customers - amortised cost	379,331	381,433
Other financial assets	52,604	51,102
Intangible assets	7,590	7,614
Other assets	8,266	8,760
Assets of disposal groups	992	902
Total assets	690,338	692,673

Liabilities
Bank deposits	25,626	22,190
Customer deposits	432,975	431,377
Settlement balances	7,142	6,645
Trading liabilities	54,167	53,636
Derivatives	60,849	72,395
Other financial liabilities	58,275	55,089
Subordinated liabilities	6,032	5,714
Notes in circulation	3,254	3,237
Other liabilities	4,455	5,202
Total liabilities	652,775	655,485

Equity
Ordinary shareholders' interests	32,831	33,267
Other owners' interests	4,690	3,890
Owners' equity	37,521	37,157
Non-controlling interests	42	31
Total equity	37,563	37,188

Total liabilities and equity	690,338	692,673

Condensed consolidated statement of changes in equity

for the period ended 30 June 2024 (unaudited)
	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (4)	earnings	Fair value	hedging (3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations				2,217					2,217	11	2,228
- discontinued operations				11					11	-	11

Other comprehensive income
Realised gains in period on FVOCI equity shares				2	(2)				-		-
Remeasurement of retirement benefit schemes				(60)					(60)		(60)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(26)					(26)		(26)
Unrealised gains					1				1		1
Amounts recognised in equity (3)						(559)			(559)		(559)
Retranslation of net assets							(118)		(118)		(118)
Gains on hedges of net assets							79		79		79
Amount transferred from equity to earnings					7	680	(3)		684		684
Tax				32	-	(34)	(11)		(13)		(13)
Total comprehensive income/(loss)	-	-	-	2,176	6	87	(53)	-	2,216	11	2,227

Transactions with owners
Ordinary share dividends paid				(1,008)					(1,008)	-	(1,008)
Paid in equity dividends				(129)					(129)		(129)
Securities issued		800							800		800
Shares repurchased during the period (1,2)	(411)		411	(1,118)					(1,118)		(1,118)
Share based remuneration and shares vested under
employee share schemes			128	15					143		143
Own shares acquired			(540)						(540)		(540)
Acquisition of subsidiary									-		-
At 30 June 2024	10,433	4,690	2,003	10,581	(43)	(1,812)	788	10,881	37,521	42	37,563

Condensed consolidated statement of changes in equity for the period ended 30 June 2023 (unaudited) continued
	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (4)	earnings	Fair value	hedging (3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders
and other equity owners
- continuing operations				2,528					2,528	-	2,528
- discontinued operations				(108)					(108)	-	(108)

Other comprehensive income
Realised gains in period on FVOCI equity shares				7	(7)				-		-
Remeasurement of retirement benefit schemes				(64)					(64)		(64)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(4)					(4)		(4)
Unrealised gains					60				60		60
Amounts recognised in equity (3)						(948)			(948)		(948)
Retranslation of net assets							(308)		(308)		(308)
Gains on hedges of net assets							162		162		162
Amount transferred from equity to earnings (5)					23	214	(322)		(85)		(85)
Tax				12	(16)	161	(24)		133		133
Total comprehensive income/(loss)	-	-	-	2,371	60	(573)	(492)	-	1,366	-	1,366

Transactions with owners
Ordinary share dividends paid				(965)					(965)	-	(965)
Paid in equity dividends				(121)					(121)		(121)
Shares repurchased during the period (1,2)	(687)		687	(1,713)					(1,713)		(1,713)
Share based remuneration and shares vested under
employee share schemes			77	(15)					62		62
Own shares acquired			(359)						(359)		(359)
Acquisition of subsidiary									-	32	32
At 30 June 2023	11,013	3,890	1,798	9,576	(42)	(3,344)	986	10,881	34,758	40	34,798

(1)
As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 161.9 million (June 2023 - 301.4 million) shares, of which 2.2 million were settled in July 2024. The total consideration of these shares excluding fees was £410.8 million (June 2023 - £804.2 million), of which £6.8 million were settled in July 2024. Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million . The nominal value of the share cancellations has been transferred to the capital redemption reserve.0

(2)
In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million) ordinary shares of the Company from His Majesty's Treasury (HM Treasury) at 316.2 pence per share (May 2023 - 268.4 pence per share) for  total consideration of £1.2 billion (2023 - £1.3 billion). NatWest Group cancelled 222.4 million (336.2 million) of the purchased ordinary shares, amounting to £706.9 million (2023 - £906.9 million) excluding fees and held the remaining 170.0 million (2023 - 133 million) shares as Own Shares Held, amounting to £540.2 million (2023 - £358.8 million)  excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(3)
The change in the cash flow hedging reserve is driven from realised accrued interest transferred into the income statement. This is offset by a loss due to an increase in swap rates compared to 31 December 2023. The portfolio of hedging instruments is predominantly receive fixed swaps. The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.

(4)	Other statutory reserves consist of Capital redemption reserves of £2,918 million (2023 - £2,338 million) and Own shares held reserves of £915 million (2023 - £540 million).
(5)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC in 2023.

Condensed consolidated cash flow statement

for the period ended 30 June 2024 (unaudited)
	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	3,029	3,589
Operating profit/(loss) before tax from discontinued operations	11	(108)
Adjustments for non-cash and other items	2,284	2,133
Net cash flows from trading activities	5,324	5,614
Changes in operating assets and liabilities	9,625	(17,376)
Net cash flows from operating activities before tax	14,949	(11,762)
Income taxes paid	(877)	(631)
Net cash flows from operating activities	14,072	(12,393)
Net cash flows from investing activities	(1,524)	(2,833)
Net cash flows from financing activities	(2,350)	(3,260)
Effects of exchange rate changes on cash and cash equivalents	(778)	(1,801)
Net increase/(decrease) in cash and cash equivalents	9,420	(20,287)
Cash and cash equivalents at beginning of period	118,824	158,449
Cash and cash equivalents at end of period	128,244	138,162

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc's 2023 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority.

Amendments to IFRS effective from 1 January 2024 had no material effect on the condensed consolidated financial statements.

2. Net interest income
	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	2,070	1,722
Loans to customers - amortised cost	8,924	7,130
Other financial assets	1,296	630
Interest receivable	12,290	9,482

Balances with banks	695	402
Customer deposits	4,151	1,695
Other financial liabilities	1,575	1,345
Subordinated liabilities	237	221
Internal funding of trading businesses	224	93
Interest payable	6,882	3,756

Net interest income	5,408	5,726

Notes continued

3. Non-interest income
	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Net fees and commissions (1)	1,219	1,144

Foreign exchange	140	125
Interest rate (2)	298	315
Credit	(82)	(34)
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	(7)	9
Equities, commodities and other	1	3
Income from trading activities	350	418

Profit on redemption of own debt	-	2
Rental income on operating lease assets and investment property	116	118
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (3)	(43)	(3)
Hedge ineffectiveness	12	49
Loss on disposal of amortised cost assets and liabilities	(1)	(2)
Loss on disposal of fair value through other comprehensive income assets	(4)	(24)
Share of profit/(loss) of associated entities	9	(17)
Other income (4)	68	316
Other operating income	157	439

Non-interest income	1,726	2,001

(1)     Refer to Note 5 for further analysis.
(2)     Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group's funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(3)     Includes related derivatives.
(4)     Includes income from instruments that have failed solely payments of principal and interest testing under IFRS 9. 30 June 2023 Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.

Notes continued

4. Operating expenses
	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Salaries	1,254	1,252
Bonus awards	223	217
Temporary and contract costs	80	106
Social security costs	187	180
Pension costs	169	151
- defined benefit schemes	59	60
- defined contribution schemes	110	91
Other	234	99
Staff costs	2,147	2,005

Premises and equipment	579	570
Depreciation and amortisation (1)	508	469
Other administrative expenses	823	871
Administrative expenses	1,910	1,910
Operating expenses	4,057	3,915
(1)       Includes depreciation on right of use assets of £53 million (30 June 2023 - £53 million).

Notes continued

5. Segmental analysis
The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,475	285	2,543	105	5,408
Net fees and commissions	211	142	866	-	1,219
Other non-interest income	4	17	391	95	507
Total income	2,690	444	3,800	200	7,134
Depreciation and amortisation	(1)	-	(76)	(431)	(508)
Other operating expenses	(1,469)	(356)	(2,074)	350	(3,549)
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Half year ended 30 June 2023
Continuing operations
Net interest income	2,908	428	2,504	(114)	5,726
Net fees and commissions	206	125	821	(8)	1,144
Other non-interest income	6	14	423	414	857
Total income	3,120	567	3,748	292	7,727
Depreciation and amortisation	-	-	(78)	(391)	(469)
Other operating expenses	(1,367)	(322)	(1,909)	152	(3,446)
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit	1,560	234	1,741	54	3,589

Notes continued

5. Segmental analysis

Total revenue (1)
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
External	4,331	614	7,072	2,347	14,364
Inter-segmental	7	715	(936)	214	-
Total	4,338	1,329	6,136	2,561	14,364

Half year ended 30 June 2023
Continuing operations
External	3,419	550	5,734	2,095	11,798
Inter-segmental	1	418	(720)	301	-
Total	3,420	968	5,014	2,396	11,798

(1)       Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Total assets and liabilities
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m
Assets	226,457	27,172	381,899	54,810	690,338
Liabilities	195,454	39,745	356,539	61,037	652,775

31 December 2023
Assets	228,684	26,894	384,958	52,137	692,673
Liabilities	191,936	37,806	359,766	65,977	655,485

Notes continued

5. Segmental analysis continued

Analysis of net fees and commissions
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	165	20	335	-	520
- Credit and debit card fees	196	6	130	2	334
- Lending and financing	9	3	372	-	384
- Brokerage	17	4	21	-	42
- Investment management, trustee and fiduciary services	1	113	24	9	147
- Underwriting fees	-	-	93	-	93
- Other	4	6	52	(15)	47
Total	392	152	1,027	(4)	1,567
Fees and commissions payable	(181)	(10)	(161)	4	(348)
Net fees and commissions	211	142	866	-	1,219

Half year ended 30 June 2023
Continuing operations
Fees and commissions receivable
- Payment services	159	16	332	3	510
- Credit and debit card fees	197	6	129	2	334
- Lending and financing	8	3	335	1	347
- Brokerage	18	3	21	-	42
- Investment management, trustee and fiduciary services	1	105	22	-	128
- Underwriting fees	-	-	71	-	71
- Other	1	2	31	(7)	27
Total	384	135	941	(1)	1,459
Fees and commissions payable	(178)	(10)	(120)	(7)	(315)
Net fees and commissions	206	125	821	(8)	1,144

Notes continued

6. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2023 - 23.5%), as analysed below:
	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Profit before tax	3,029	3,589

Expected tax charge	(757)	(843)
Losses and temporary differences in period where no deferred tax assets recognised	(10)	(38)
Foreign profits taxed at other rates	17	(21)
Items not allowed for tax:
- losses on disposals and write-downs	(9)	(1)
- UK Bank Levy	(16)	(12)
- regulatory and legal actions	(3)	(3)
- other disallowable items	(17)	(18)
Non-taxable items:
- FX recycling on UBIDAC capital reduction	-	75
- RPI-related uplift on index-linked gilts	18	6
- other non-taxable items	4	8
Taxable foreign exchange movements	2	6
Unrecognised losses bought forward and utilised	12	8
Banking surcharge	(81)	(144)
Pillar 2 top-up tax	(11)	-
Tax on paid-in equity dividends	33	22
Adjustments in respect of prior years	17	(106)
Actual tax charge	(801)	(1,061)

At 30 June 2024, NatWest Group has recognised a deferred tax asset of £1,719 million (31 December 2023 - £1,894 million) and a deferred tax liability of £108 million (31 December 2023 - £141 million). These amounts include deferred tax assets recognised in respect of trading losses of £853 million (31 December 2023 - £1,019 million). NatWest Group has considered the carrying value of these assets as at 30 June 2024 and concluded that they are recoverable.

Notes continued

7. Financial instruments - classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.
				Amortisedcost	Otherassets
	MFVTPL	DFV	FVOCI			Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				115,833		115,833
Trading assets	45,974					45,974
Derivatives (1)	67,514					67,514
Settlement balances				6,260		6,260
Loans to banks - amortised cost (2)				5,974		5,974
Loans to customers - amortised cost (3)				379,331		379,331
Other financial assets	716	5	27,954	23,929		52,604
Intangible assets					7,590	7,590
Other assets					8,266	8,266
Assets of disposal groups (4)					992	992
30 June 2024	114,204	5	27,954	531,327	16,848	690,338

Cash and balances at central banks				104,262		104,262
Trading assets	45,551					45,551
Derivatives (1)	78,904					78,904
Settlement balances				7,231		7,231
Loans to banks - amortised cost (2)				6,914		6,914
Loans to customers - amortised cost (3)				381,433		381,433
Other financial assets	703	5	28,699	21,695		51,102
Intangible assets					7,614	7,614
Other assets					8,760	8,760
Assets of disposal groups (4)					902	902
31 December 2023	125,158	5	28,699	521,535	17,276	692,673

For the notes to this table refer to the following page.

Notes continued

7. Financial instruments - classification continued

	Held-for-trading		Amortisedcost	Otherliabilities
		DFV			Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (5)			25,626		25,626
Customer deposits			432,975		432,975
Settlement balances			7,142		7,142
Trading liabilities	54,167				54,167
Derivatives (1)	60,849				60,849
Other financial liabilities (6)		3,288	54,987		58,275
Subordinated liabilities		229	5,803		6,032
Notes in circulation			3,254		3,254
Other liabilities (7)			666	3,789	4,455
30 June 2024	115,016	3,517	530,453	3,789	652,775

Bank deposits (5)			22,190		22,190
Customer deposits			431,377		431,377
Settlement balances			6,645		6,645
Trading liabilities	53,636				53,636
Derivatives (1)	72,395				72,395
Other financial liabilities (6)		2,888	52,201		55,089
Subordinated liabilities		237	5,477		5,714
Notes in circulation			3,237		3,237
Other liabilities (7)			748	4,454	5,202
31 December 2023	126,031	3,125	521,875	4,454	655,485

(1)     Includes net hedging derivative assets of £103 million (31 December 2023 - £114 million) and net hedging derivative liabilities of £359 million (31 December 2023 - £270 million).
(2)     Includes items in the course of collection from other banks of £281 million (31 December 2023 - £255 million).
(3)     Includes finance lease receivables of £8,974 million (31 December 2023 - £8,731 million).
(4)     Includes £972 million (31 December 2023 - £841 million) of assets of disposal groups held at FVTPL. The portfolio is classified as level 3 in the fair value hierarchy.
(5)     Includes items in the course of transmission to other banks of £496 million (31 December 2023 - £92 million).
(6)     The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(7)     Includes lease liabilities of £610 million (31 December 2023 - £670 million), held at amortised cost.

Notes continued

8. Financial instruments - valuation
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NatWest Group plc's 2023 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2024 are consistent with those described in Note 11 to NatWest Group plc's 2023 Annual Report and Accounts.

Fair value hierarchy
The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.
	30 June 2024				31 December 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	26,008	230	26,238	-	33,388	209	33,597
Securities	15,097	4,639	-	19,736	8,447	3,493	14	11,954
Derivatives
Interest rate	-	40,364	561	40,925	1	43,912	650	44,563
Foreign exchange	-	26,314	132	26,446	-	34,096	65	34,161
Other	-	74	69	143	-	72	108	180
Other financial assets
Loans	-	352	416	768	-	108	657	765
Securities	17,969	9,690	248	27,907	17,848	10,536	258	28,642
Total financial assets held at fair value	33,066	107,441	1,656	142,163	26,296	125,605	1,961	153,862
As a % of total fair value assets	23%	76%	1%		17%	82%	1%

Liabilities
Trading liabilities
Deposits	-	44,151	-	44,151	-	43,126	1	43,127
Debt securities in issue	-	307	-	307	-	706	-	706
Short positions	7,843	1,864	2	9,709	7,936	1,865	2	9,803
Derivatives
Interest rate	-	34,698	440	35,138	-	38,044	439	38,483
Foreign exchange	-	25,374	67	25,441	-	33,528	58	33,586
Other	-	119	151	270	-	138	188	326
Other financial liabilities
Debt securities in issue	-	1,636	3	1,639	-	1,605	3	1,608
Other deposits	-	1,626	23	1,649	-	1,280	-	1,280
Subordinated liabilities	-	229	-	229	-	237	-	237
Total financial liabilities held at fair value	7,843	110,004	686	118,533	7,936	120,529	691	129,156
As a % of total fair value liabilities	7%	92%	1%		6%	93%	1%

(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management - Credit risk.

Notes continued
8. Financial instruments - valuation continued

Valuation adjustments
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within 'Financial instruments - valuation' on page 345 of NatWest Group plc's 2023 Annual Report and Accounts.
	30 June	31 December
	2024	2023
	£m	£m
Funding - FVA	125	132
Credit - CVA	220	236
Bid - Offer	75	86
Product and deal specific	149	103
Total	569	557

−       Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, increased to £569 million at 30 June 2024 (31 December 2023 - £557 million).

−       The movements in FVA and CVA were driven by a reduction in exposure as interest rates increased. The decrease in bid-offer was driven by overall risk reduction over the period. Product and deal specific increased following valuation adjustments on specific trades.

Notes continued

8. Financial instruments - valuation continued

Level 3 sensitivities
The table below shows the high and low range of fair value of the level 3 assets and liabilities.
	30 June 2024			31 December 2023
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	230	-	-	209	-	-
Securities	-	-	-	14	-	-
Derivatives
Interest rate	561	20	(20)	650	20	(20)
Foreign exchange	132	10	(10)	65	-	-
Other	69	-	-	108	10	(10)
Other financial assets
Loans	416	-	(10)	657	-	(40)
Securities	248	20	(40)	258	20	(50)
Total financial assets held at fair value	1,656	50	(80)	1,961	50	(120)

Liabilities
Trading liabilities
Deposits	-	-	-	1	-	-
Short positions	2	-	-	2	-	-
Derivatives
Interest rate	440	10	(10)	439	10	(10)
Foreign exchange	67	-	-	58	-	-
Other	151	10	(10)	188	10	(10)
Other financial liabilities
Debt securities in issue	3	-	-	3	-	-
Other deposits	23	-	(20)	-	-	-
Total financial liabilities held at fair value	686	20	(40)	691	20	(20)

Alternative assumptions
Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes continued

8. Financial instruments - valuation continued

Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities.
		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(70)	2	5	(63)	(28)	-	-	(28)
Amount recorded in the statement of comprehensive income	-	-	(13)	(13)	-	-	-	-
Level 3 transfers in	7	-	-	7	1	-	23	24
Level 3 transfers out	(2)	(14)	(258)	(274)	(2)	(1)	-	(3)
Purchases/originations	82	25	23	130	67	1	-	68
Settlements/other decreases	(38)	(7)	-	(45)	(29)	-	-	(29)
Sales	(40)	-	(2)	(42)	(34)	(1)	-	(35)
Foreign exchange and other adjustments	-	1	(6)	(5)	(2)	-	-	(2)
At 30 June 2024	762	230	664	1,656	658	2	26	686

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	116	-	4	120	123	-	-	123

At 1 January 2023	1,007	396	930	2,333	975	1	-	976
Amounts recorded in the income statement (1)	(52)	(28)	-	(80)	(84)	-	-	(84)
Amount recorded in the statement of comprehensive income	-	-	12	12	-	-	-	-
Level 3 transfers in	4	-	(72)	(68)	6	1	-	7
Level 3 transfers out	(2)	(32)	-	(34)	(5)	-	-	(5)
Purchases/originations	86	6	68	160	89	-	-	89
Settlements/other decreases	(20)	(4)	-	(24)	(27)	-	-	(27)
Sales	(92)	(58)	(25)	(175)	(54)	-	-	(54)
Foreign exchange and other adjustments	(1)	(3)	(15)	(19)	(5)	-	-	(5)
At 30 June 2023	930	277	898	2,105	895	2	-	897

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	(52)	(28)	(1)	(81)	(84)	-	-	(84)

(1)       There were £40 million net losses on trading assets and liabilities (30 June 2023 - £4 million net losses) recorded in income from trading activities. Net gains on other instruments of £5 million (30 June 2023 - nil) were recorded in other operating income and interest income as appropriate.
(2)       Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)       Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes continued

8. Financial instruments - valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
						Items where
						fair value
	Carrying		Fair value hierarchy level			approximates
	value	Fair value	Level 1	Level 2	Level 3	carrying value
30 June 2024	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	115.8	115.8	-	-	-	115.8
Settlement balances	6.3	6.3	-	-	-	6.3
Loans to banks	6.0	6.0	-	1.3	0.8	3.9
Loans to customers	379.3	372.4	-	25.2	347.2	-
Other financial assets - securities	23.9	23.9	4.9	10.7	8.3	-

31 December 2023
Financial assets
Cash and balances at central banks	104.3	104.3	-	-	-	104.3
Settlement balances	7.2	7.2	-	-	-	7.2
Loans to banks	6.9	7.0	-	2.2	0.6	4.2
Loans to customers	381.4	373.2	-	27.5	345.7	-
Other financial assets - securities	21.7	21.6	4.0	6.6	11.0	-

30 June 2024
Financial liabilities
Bank deposits	25.6	25.6	-	17.5	3.7	4.4
Customer deposits	433.0	432.6	-	29.9	49.8	352.9
Settlement balances	7.1	7.1	-	-	-	7.1
Other financial liabilities
- debt securities in issue	55.0	55.0	-	45.0	10.0	-
Subordinated liabilities	5.8	5.8	-	5.8	-	-
Notes in circulation	3.3	3.3	-	-	-	3.3

31 December 2023
Financial liabilities
Bank deposits	22.2	22.3	-	15.4	2.7	4.2
Customer deposits	431.4	431.0	-	30.7	48.8	351.5
Settlement balances	6.6	6.6		-	-	6.6
Other financial liabilities
- debt securities in issue	52.2	52.2	-	41.7	10.5	-
Subordinated liabilities	5.5	5.4	-	5.4	-	-
Notes in circulation	3.2	3.2	-	-	-	3.2

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits is estimated using discounted cash flow valuation techniques.

Notes continued

9. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 June	31 December
	2024	2023
Assets	£m	£m
Loans
Reverse repos	18,245	23,694
Collateral given	7,506	9,141
Other loans	487	762
Total loans	26,238	33,597
Securities
Central and local government
- UK	5,170	2,729
- US	5,507	2,600
- Other	4,646	3,062
Financial institutions and corporate	4,413	3,563
Total securities	19,736	11,954
Total	45,974	45,551

Liabilities
Deposits
Repos	29,321	26,902
Collateral received	14,030	15,075
Other deposits	800	1,150
Total deposits	44,151	43,127
Debt securities in issue	307	706
Short positions
Central and local government
- UK	2,515	1,893
- US	813	2,071
- Other	4,836	4,049
Financial institutions and corporate	1,545	1,790
Total short positions	9,709	9,803
Total	54,167	53,636

Notes continued

10. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.
	30 June	31 December
	2024	2023
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	345,847	348,586
Stage 2	37,288	37,891
Stage 3	5,812	5,563
Of which: individual	1,216	1,031
Of which: collective	4,596	4,532
	388,947	392,040
ECL provisions (3)
Stage 1	585	709
Stage 2	802	976
Stage 3	1,956	1,960
Of which: individual	366	332
Of which: collective	1,590	1,628
	3,343	3,645
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.20
Stage 2 (%)	2.15	2.58
Stage 3 (%)	33.65	35.23
	0.86	0.93

	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Impairment losses
ECL (release)/charge (5)	48	223
Stage 1	(364)	(209)
Stage 2	190	296
Stage 3	222	136
Of which: individual	80	13
Of which: collective	142	123

Amounts written off	369	122
Of which: individual	64	22
Of which: collective	305	100

(1)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £114.8 billion (31 December 2023 - £103.1 billion) and debt securities of £51.4 billion (31 December 2023 - £50.1 billion).
(2)       Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)       Includes £4 million (31 December 2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 - £0.1 billion) related to off-balance sheet exposures.
(4)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)       Includes a £6 million release (June 2023 - £5 million release) related to other financial assets, of which £5 million release (June 2023 - £1 million charge) related to assets classified as FVOCI and includes a £4 million charge (June 2023 - £3 million release) related to contingent liabilities.

Notes continued

11. Provisions for liabilities and charges
				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2024	486	156	99	78	171	990
Expected credit losses impairment release	-	-	-	(22)	-	(22)
Currency translation and other movements	1	1	-	-	(2)	-
Charge to income statement	39	18	32	-	228	317
Release to income statement	(22)	(20)	(21)	-	(16)	(79)
Provisions utilised	(50)	(18)	(11)	-	(85)	(164)
At 30 June 2024	454	137	99	56	296	1,042

(1)     Other materially comprises of provisions relating to restructuring costs and Bank of England Levy. The charge for the year includes restructuring costs of £149 million and Bank of England Levy of £79 million.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends
The 2023 final dividend was approved by shareholders at the Annual General Meeting on 23 April 2024 and the payment made on 29 April 2024 to shareholders on the register at the close of business on 15 March 2024.

NatWest Group plc announces an interim dividend for 2024 of £500 million or 6 pence per ordinary share. The interim dividend will be paid on 13 September 2024 to shareholders on the register at close of business on 9 August 2024. The ex-dividend date will be 8 August 2024.

13. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2024. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.
	30 June	31 December
	2024	2023
	£m	£m
Contingent liabilities and commitments
Guarantees	3,197	2,810
Other contingent liabilities	1,367	1,380
Standby facilities, credit lines and other commitments	118,218	115,441
Total	122,782	119,631

Commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Notes continued

14. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 11 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 440 to 441 of NatWest Group plc's 2023 Annual Report and Accounts.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than a dozen non-class actions concerning USD LIBOR and involving NatWest Group companies, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase.

Notes continued

14. Litigation and regulatory matters continued
In March 2024, NatWest Group companies reached an agreement, which remains subject to final court approval, to settle the USD LIBOR class action that asserts claims on behalf of  lenders who made LIBOR based loans. In April 2024, NatWest Group companies reached an agreement, which remains subject to final court approval, to settle the USD LIBOR class action that asserts claims on behalf of persons who transacted futures and options on exchanges. The settlement amounts are covered in full by existing provisions.

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to commence in Q1 2026.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs' appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint.

The plaintiffs filed an amended complaint but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. The plaintiffs have commenced an appeal to the United States Court of Appeals for the Ninth Circuit, which is currently pending.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel's Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Foreign exchange litigation
NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

An FX-related class action, on behalf of 'consumers and end-user businesses', was proceeding in the SDNY against NWM Plc and others. In March 2023, the court granted summary judgment in favour of the defendants, dismissing the plaintiffs' claims. The plaintiffs appealed that decision but the appeal was denied by the United States Court of Appeals for the Second Circuit (US Court of Appeals), subject to potential review by the United States Supreme Court.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022. The court has ordered that potential class members are required to either opt out of the proceedings or register to be included in or benefit from any potential settlement of the claim.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and the subject of an application for judicial review.

Notes continued

14. Litigation and regulatory matters continued
In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT's decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants sought the court's permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties that have been brought before the district court in Amsterdam. The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed proceedings pending judgment in the above-mentioned appeals.

In May 2024, a new letter of claim was received from Stichting FX Claims on behalf of a further group of parties, containing allegations that are similar in nature to those contained in the above-mentioned claims.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. Previously, in March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint's conspiracy allegations were insufficient. However, in September 2023, the SDNY ruled that new allegations which plaintiffs have included in an amended complaint are sufficient to bring those NatWest entities back into the case as defendants.

In March 2024, NatWest Group companies reached an agreement, subject to court approval, to settle the class action. The settlement amount is covered in full by an existing provision.

Notes continued

14. Litigation and regulatory matters continued

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in the non-class action claims is complete. In March 2024, NatWest Group companies reached an agreement to settle the class action, which remains subject to court approval. The settlement amount is covered in full by an existing provision.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps. The SDNY's decision is the subject of a pending appeal to the US Court of Appeals.

Odd lot corporate bond trading antitrust litigation
In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge's family had owned stock in one of the defendants while the motion was pending. The case will now return to the SDNY where the defendants will seek dismissal by a different district court judge.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of separate cases involving other banks.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

Notes continued

14. Litigation and regulatory matters continued
According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB filed an appeal in April 2024.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)
NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

Notes continued

14. Litigation and regulatory matters continued
As required by the resolution and sentence imposed by the court, NWM Plc is subject to a probationary period until the conclusion of the independent monitorship, which is also required under the plea agreement. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs from any extension of monitorship and/or the period of the probation, findings that NWM Plc violated its probation term and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 440 to 441 of NatWest Group plc's 2023 Annual Report and Accounts.

RBSI Ltd reliance regime and referral to enforcement
In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd's operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. RBSI Ltd has provided information to the JFSC at its request.

Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

Reviews into customer account closures
In July 2023, NatWest Group plc commissioned an independent review by the law firm Travers Smith LLP into issues that had arisen from treatment of a customer in connection with an account closure decision that attracted significant public attention and certain related interactions with the media. NatWest Group plc received reports in connection with that review (and in October and December 2023 published summaries of the key findings and recommendations).

In addition, NatWest Group plc has conducted internal reviews with respect to certain governance processes, policies, systems and controls, including with respect to customer account closures.

A programme of work is underway to implement the recommendations of the external and internal reviews.

The FCA is conducting supervisory work into how the governance, systems and controls of NatWest Group and Coutts & Company are working, to identify and address any significant shortcomings.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision was recognised. UBIDAC has appealed that decision to the Court of Appeal. A hearing took place in February 2024 and judgment is awaited.

Other customer remediation in Ulster Bank Ireland DAC
UBIDAC identified other legacy issues leading to the establishment of remediation requirements and progress is ongoing to conclude activities.

Notes continued

15. Related party transactions

UK Government
The UK Government's shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 30 June 2024 HM Treasury's holding in NatWest Group plc's ordinary shares was 20.92% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group.

At 12 July 2024 HM Treasury's holding in NatWest Group plc's ordinary shares fell below 20% to 19.97%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes - principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Other related parties

(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group's related party transactions for the year ended 31 December 2023 are included in NatWest Group plc's 2023 Annual Report and Accounts.

16. Acquisitions
On 20 June 2024 NatWest Group plc announced an agreement with Sainsbury's Bank plc to acquire the retail banking assets and liabilities of Sainsbury's Bank plc, subject to court and regulatory approvals. We expect to acquire approximately £2.5 billion of gross customer assets, comprising £1.4 billion of unsecured personal loans and £1.1 billion of credit cards balances, together with approximately £2.6 billion of customer deposits. The transaction is expected to complete during the first half of 2025 and have a 20 basis point impact on NatWest Group's CET1 ratio upon completion and be EPS and RoTE accretive upon completion.

NatWest Group plc has also agreed to acquire a £2.5 billion portfolio of prime UK residential mortgages from Metro Bank plc, with a weighted average current loan to value of c.62%. Completion is conditional on a satisfactory response from the Competition and Markets Authority and is expected to occur during H2 2024. On completion of the transaction, NatWest Group plc expects to welcome around 10,000 customer accounts which will continue to be serviced by Metro Bank plc, in accordance with current arrangements, following the transfer to NatWest Group plc. The impact of the transaction, based on NatWest Group's CET1 ratio at 30 June 2024, equates to a reduction of less than 10 basis points.

17. Post balance sheet events
As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 12.5 million shares since 30 June 2024 for a total consideration (excluding fees) of £40.9 million.

Other than as disclosed in this document, there have been no significant events between 30 June 2024 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval
This announcement was approved by the Board of Directors on 25 July 2024.

Independent review report to NatWest Group plc

Conclusion

We have been engaged by NatWest Group ("the Group") to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2024 which comprises of the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 18 and the Risk and capital management disclosures for those identified as within the scope of our review (together "the condensed consolidated financial statements"). We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2024 are not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" as adopted by the United Kingdom (UK) and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK adopted International Accounting Standards, and International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, as adopted by the UK and as issued by the IASB, and the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

Conclusions relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed consolidated financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London, United Kingdom

25 July 2024

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 417 to 441 of the NatWest Group plc 2023 Annual Report and Accounts and pages 160 to 184 of NatWest Group plc's 2023 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group's business, operations, financial condition or prospects.

Economic and political risk

−       NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, fiscal and monetary policy changes (such as increases in bank levies), and geopolitical developments.

−       Changes in interest rates will continue to affect NatWest Group's business and results.

−       Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.

−       Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NatWest Group's post Brexit EU operating model may adversely affect NatWest Group and its operating environment.

−       HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group's shares held by HM Treasury may affect NatWest Group's reputation or the price of its securities.

Business change and execution risk

−       NatWest Group continues to implement its strategy, which carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.

−       Acquisitions, divestments, other transactions and/or the withdrawal from the Republic of Ireland by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.

−       The transfer of NatWest Group's Western European corporate portfolio involves certain risks.

Financial resilience risk
−       NatWest Group may not achieve its ambitions, targets, guidance it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

−       NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.

−       NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.

−       NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.

−       NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

−       Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.

−       NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

−       NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

−       NatWest Group's financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.

−       Changes in accounting standards may materially impact NatWest Group's financial results.

−       The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group plc summary risk factors continued

Financial resilience risk continued
−       NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group's preparations to be inadequate.

−       NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

Climate and sustainability-related risks
−           NatWest Group and its value chain face climate-related and sustainability-related risk that may adversely affect NatWest Group.

−           Climate-related risks may adversely affect the global financial system, NatWest Group or its value chain.

−           NatWest Group and its value chain may face other sustainability-related risks that may adversely affect NatWest Group.

−           NatWest Group's climate change related strategy, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

−           There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

−           Failure to implement effective governance, procedures, systems and controls in compliance with legal, regulatory requirements and societal expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group.

−           Increasing levels of climate and other sustainability-related laws, regulation and oversight may adversely affect NatWest Group.

−           Increasing regulation of "greenwashing" is likely to increase the risk of regulatory enforcement and investigation and litigation.

−           NatWest Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

−           A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group's reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group.

Operational and IT resilience risk

−       Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.

−       NatWest Group is subject to sophisticated and frequent cyberattacks.

−       NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

−       NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

−       NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

−       A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

−       NatWest Group's operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

−       NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

−       NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

−       Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

−       the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB);

−       the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

−       the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

25 July 2024

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Mark Seligman Lena Wilson

Presentation of information

'Parent company' refers to NatWest Group plc and 'NatWest Group' and 'we' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited (NWH) and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc (NWM Plc) and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 and H1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information

Share information
	30 June 2024	31 March 2024	31 December 2023

Ordinary share price (pence)	312	266	219

Number of ordinary shares in issue (millions)	8,307	8,727	8,792

Financial calendar
2024 third quarter interim management statement	25 October 2024

Contacts

Analyst enquiries:                Claire Kane, Investor Relations                        +44 (0) 20 7672 1758
Media enquiries:                  NatWest Group Press Office                             +44 (0) 131 523 4205

	Management presentation	Fixed income call
Date:	26 July 2024	26 July 2024
Time:	9 am	1:30 pm
Zoom ID:	937 3466 0813	953 2264 1234

Available on natwestgroup.com/results
− Interim Results 2024 and presentation slides.
− A financial supplement containing income statement, balance sheet and segment performance information for the five quarters ended 30 June 2024.
− NatWest Group Pillar 3 at 30 June 2024.

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.
Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 115.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segmental performance on pages 12-16 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 79 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 116.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 6. NatWest Group return on tangible equity on page 117.
NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is: return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued
Measure	Description
Net interest margin and average interest earning assets Refer to Segmental performance on pages 12-16 for components of calculation.
Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising of debt securities. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segmental performance on pages 12-16 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses - management view on page 116.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 7. Segmental return on equity on page 117.
Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 115.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 115.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,134	7,727	3,659	3,475	3,851
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	(7)	9	(2)	(5)	3
Central items & other
Liquidity Asset Bond sale losses	-	(24)	-	-	(11)
Share of associate profits/(losses) for Business Growth Fund	11	(15)	4	7	(3)
Interest and FX management derivatives not in hedge accounting relationships	126	52	67	59	(23)
FX recycling gains	-	322	-	-	322
	130	344	69	61	288
Total income excluding notable items	7,004	7,383	3,590	3,414	3,563

2. Cost:income ratio (excl. litigation and conduct)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	4,057	3,915	2,005	2,052	1,927
Less litigation and conduct costs	(101)	(108)	(77)	(24)	(52)
Other operating expenses	3,956	3,807	1,928	2,028	1,875

Total income	7,134	7,727	3,659	3,475	3,851

Cost:income ratio	56.9%	50.7%	54.8%	59.1%	50.0%
Cost:income ratio (excl. litigation and conduct)	55.5%	49.3%	52.7%	58.4%	48.7%

3. Tangible net asset value (TNAV) per ordinary share
	As at
	30 June	31 March	31 December
	2024	2024	2023
Ordinary shareholders' interests (£m)	32,831	33,958	33,267
Less intangible assets (£m)	(7,590)	(7,598)	(7,614)
Tangible equity (£m)	25,241	26,360	25,653

Ordinary shares in issue (millions) (1)	8,307	8,727	8,792

NAV per ordinary share (pence)	395p	389p	378p
TNAV per ordinary share (pence)	304p	302p	292p
(1)       The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures continued

4. Operating expenses - management view
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,112	1,974	1,064	1,047	948
Premises and equipment	579	570	286	293	284
Other administrative expenses	757	794	343	415	386
Depreciation and amortisation	508	469	235	273	257
Total other operating expenses	3,956	3,807	1,928	2,028	1,875

Litigation and conduct costs
Staff expenses	35	31	21	15	17
Other administrative expenses	66	77	56	9	35
Total litigation and conduct costs	101	108	77	24	52

Total operating expenses	4,057	3,915	2,005	2,052	1,927
Operating expenses excluding litigation and conduct	3,956	3,807	1,928	2,028	1,875

5. Loan:deposit ratio (excl. repos and reverse repos)
	As at
	30 June	31 March	31 December
	2024	2024	2023
	£m	£m	£m
Loans to customers - amortised cost	379,331	378,010	381,433
Less reverse repos	(24,961)	(23,120)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	354,370	354,890	354,316

Customer deposits	432,975	432,793	431,377
Less repos	(6,846)	(11,437)	(10,844)
Customer deposits (excl. repos)	426,129	421,356	420,533

Loan:deposit ratio (%)	88%	87%	88%
Loan:deposit ratio (excl. repos and reverse repos) (%)	83%	84%	84%

Non-IFRS financial measures continued

6. NatWest Group return on tangible equity
	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,099	2,299	1,181	918	1,020
Annualised profit attributable to ordinary shareholders	4,198	4,598	4,724	3,672	4,080

Average total equity	37,535	36,562	37,659	37,490	36,216
Adjustment for average other owners' equity and intangible assets	(11,909)	(11,352)	(12,080)	(11,684)	(11,378)
Adjusted total tangible equity	25,626	25,210	25,579	25,806	24,838
Return on equity	11.2%	12.6%	12.5%	9.8%	11.3%
Return on tangible equity	16.4%	18.2%	18.5%	14.2%	16.4%

7. Segmental return on equity
	Half year ended 30 June 2024			Half year ended 30 June 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	1,098	99	1,707	1,560	234	1,741
Paid-in equity cost allocation (£m)	(34)	(8)	(83)	(30)	(11)	(86)
Adjustment for tax (£m)	(298)	(25)	(406)	(428)	(62)	(414)
Adjusted attributable profit (£m)	766	66	1,218	1,102	161	1,241
Annualised adjusted attributable profit (£m)	1,532	131	2,436	2,203	321	2,483
Average RWAe (£bn)	62.2	11.1	109.0	56.1	11.3	105.1
Equity factor	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.3	1.2	15.0	7.6	1.3	14.7
Return on equity (%)	18.4%	10.5%	16.2%	29.1%	24.7%	16.9%

	Quarter ended 30 June 2024			Quarter ended 31 March 2024			Quarter ended 30 June 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	609	66	938	489	33	769	766	101	747
Paid-in equity cost allocation (£m)	(18)	(4)	(43)	(16)	(4)	(40)	(15)	(6)	(42)
Adjustment for tax (£m)	(165)	(17)	(224)	(132)	(8)	(182)	(210)	(27)	(176)
Adjusted attributable profit (£m)	426	45	671	341	21	547	541	68	529
Annualised adjusted attributable profit (£m)	1,702	179	2,685	1,362	84	2,187	2,163	274	2,115
Average RWAe (£bn)	62.7	11.1	109.0	61.7	11.2	109.0	56.8	11.4	106.0
Equity factor	13.4%	11.2%	13.8%	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.4	1.2	15.0	8.3	1.3	15.0	7.7	1.3	14.8
Return on equity (%)	20.3%	14.4%	17.8%	16.5%	6.7%	14.6%	28.2%	20.8%	14.3%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.
Measure	Description
AUMAs
AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.
AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.
This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUM net flows
AUM net flows refer to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows exclude the impact of European Economic Area (EEA) resident client outflows following the UK's exit from the EU and Russian client outflows since Q1 2022.
AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

Climate and sustainable funding and financing
The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 26 July 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary